ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX WWW.FOLEY.COM WRITER’S DIRECT LINE 414.297.5668 rryba@foley.com EMAIL

April 12, 2019

Division of Corporation Finance

Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attention:	Mindy Hooker
Kevin Stertzel
Sherry Haywood
Jay Ingram

Re:	Mayville Engineering Company, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted March 22, 2019
CIK No. 1766368

Ladies and Gentlemen:

On behalf of our client, Mayville Engineering Company, Inc. (the “Company” or “MEC”), set forth below are the responses of the Company to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter, dated April 5, 2019, with respect to the above referenced Amendment No. 1 to Draft Registration Statement on Form S-1. We are concurrently filing via EDGAR this letter and a revised Registration Statement (the “Registration Statement”). The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the Staff’s comment letter, and following such comments are the responses of the Company (in regular type).

DRS/A Submitted on March 22, 2019

Liquidity and Capital Resources

Operating Activities, page 48

1.

Please provide a more robust discussion of the factors that impacted operating cash flows during each period. Please specifically address the impact of and reasons for changes in working capital items. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Response: In response to the Staff’s comment, the Company has revised this disclosure in the Registration Statement.

Contractual Obligations, page 51

2.

We note footnote (1) indicates you have excluded amounts which are or may become payable as interest. Please revise this table to include expected interest payments or explain why you believe exclusion is appropriate.

AUSTIN BOSTON CHICAGO DALLAS DENVER	DETROIT HOUSTON JACKSONVILLE LOS ANGELES MADISON	MEXICO CITY MIAMI MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA WASHINGTON, D.C. BRUSSELS TOKYO

U.S. Securities and Exchange Commission

April 12, 2019

Response: In response to the Staff’s comment, the Company has revised this disclosure in the Registration Statement.

Critical Accounting Policies and Estimates

Goodwill, Other Intangibles and Long-Lived Assets, page 52

3.

We note your disclosure that your annual impairment analysis did not indicate an impairment existed. Please identify the two reporting units which have goodwill balances. For the reporting units where the fair value was not substantially in excess of the carrying value, please revise your disclosures to identify the reporting unit, disclose the amount of goodwill allocated to the reporting unit, and disclose the percentage by which fair value exceeded carrying value. For the reporting units where fair value substantially exceeded carrying value, please disclose that fact.

Response: In response to the Staff’s comment, the Company has revised this disclosure in the Registration Statement.

Notes to the Consolidated Financial Statements

Note 2 - Acquisition, page F-19

4.

We note from your disclosure that you have allocated $44 million of the purchase price to customer relationships, and assigned a useful life of 12 years. Please explain to us how you estimated or determined the estimated useful life for this intangible asset. Also we note in many instances, customer relationships may dissipate at a more rapid rate in the earlier periods following a company’s succession to these relationships, with the rate of attrition declining over time until relatively few customers or contracts remain who persist for an extended period. Under this pattern, a significant amount of cash flows derived from the acquired customer base may be recognized in earlier periods and then fall to a materially reduced level in later years. In this regard, please tell us what consideration was given to using an accelerated method of amortization, rather than the straight-line method for purposes of amortizing your customer relationship intangibles to expense, as it appears that this may result in a more systematic allocation of the intangibles’ cost to the periods benefited. Refer to ASC 350-30-35-3 and 35-6.

Response: The Company performed, with the assistance of a reputable third-party valuation firm, a Preliminary Estimation of the Fair Value of Certain Assets of Defiance Metal Products (“DMP”). As part of that valuation exercise, the Company calculated a 95.7% expected customer retention rate based on revenue-by-customer information provided by the seller in connection with the acquisition of DMP. The Company also estimated a long-term sales growth rate of approximately 2.5%. Based on these valuation estimates, it was determined that 95% of the asset’s present value would be realized over a period of approximately 12 years. Based on the customer retention rate and sales growth rates described above, net earnings and cash flows were consistent over the period of financial modelling. Undiscounted cash flows during the 12-year period, on average, were never less than 95% of the annualized cash flows over the life of the valuation model.

U.S. Securities and Exchange Commission

April 12, 2019

Based on historical activity, the Company also notes that the customer base is likely to remain at least partially intact for a period of greater than 20 years. As such, the asset’s total period of economic benefit is not expected to be less than the Company’s estimated life of 12 years.

Please note that the Company considered other factors related to customer retention as well. Specifically, over 85% of DMP’s 2017 net sales were derived from customers with a history dating back more than 15 years. This history is consistent with the Company’s own experience with large customers.

Based on the above fact pattern, the Company’s management believes that a 12-year life and utilization of the straight-line method of amortization is a reasonable estimate of how the Company will benefit from this acquired asset.

Note D – DMP Partial Period Adjustment, page F-59

5.

We note that the pro forma income statement information for DMP includes the full year ended September 30, 2018. Please revise your footnote to include additional quantitative and narrative disclosures about gross profit, selling and marketing expenses, and operating income of the period excluded from this pro forma presentation to inform readers about the effects of unusual charges or adjustment in the omitted period. In this regard we note that the period October 1, 2018 through December 14, 2018 has been omitted.

Response: In response to the Staff’s comment, the Company has revised the disclosure under the heading “Accounting Periods Presented” in the Unaudited Pro Forma Combined Financial Information section of the Registration Statement.

Note E – Unaudited Pro Forma Financial Statement Adjustments, page F-59

6.

Regarding adjustment (g), please explain why you are adjusting the income tax provision to include the impact on the earnings of Mayville. Please refer to Instruction 7 of Rule 11-02(b) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised this disclosure in the Registration Statement.

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U.S. Securities and Exchange Commission

April 12, 2019

If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5668.

Very truly yours,

/s/ Russell E. Ryba

Russell E. Ryba

cc:	Robert D. Kamphuis
Todd M. Butz
Mayville Engineering Company, Inc.